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                                                               File No. 811-9137

       As filed with the Securities and Exchange Commission on January 20, 1999


                                     FORM N-8B-2

    REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE CURRENTLY ISSUING
                                      SECURITIES


            Pursuant to Section 8(b) of the Investment Company Act of 1940


                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                               ------------------------



                     Sun Life of Canada (U.S.) Variable Account I

                           (Name of Unit Investment Trust)











      Not the issuer of periodic payment plan certificates.

X Issuer of periodic payment plan certificates (only for purposes of information provided herein).


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                                          I

                         ORGANIZATION AND GENERAL INFORMATION

     1. (a)    Furnish name of the trust and the Internal Revenue Service
Employer Identification Number.

     Sun Life of Canada (U.S.) Variable Account I*

     I.R.S. Employer Identification Number:  None

* Hereinafter sometimes referenced as the "Variable Account." Unless the context otherwise requires, all capitalized terms not herein defined shall have the meanings ascribed to them in the prospectus contained in Registration Statement on Form S-6, File No. 333-68601, the Variable Account filed with the Securities and Exchange Commission on December 9, 1998.

     (b) Furnish title of each class or series of securities issued by the trust.

     Flexible Premium Combination Fixed and Variable Universal Life Insurance Policies.* No Policies have yet been issued.

*    Hereinafter sometimes referenced as the "Policies."

     2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     Sun Life Assurance Company of Canada (U.S.)*
     One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02481

     I.R.S. Employer Identification Number:  04-2461439

*    Hereinafter sometimes referenced as "we" or "us."

     3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class of series of securities each custodian or trustee is acting.

     The custodian for all securities of the Variable Account is:

          Sun Life Assurance Company of Canada (U.S.)
          One Sun Life Executive Park
          Wellesley Hills, Massachusetts 02481

     I.R.S. Employer Identification Number:  04-2461439

     4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The principal underwriter of the Policies will be:

          Clarendon Insurance Agency, Inc.
          One Sun Life Executive Park
          Wellesley Hills, Massachusetts 02481


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     I.R.S. Employer Identification Number:  04-2470476

     No Policies have been distributed or are being distributed currently.

     5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     Delaware.

     6. (a)    Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     There is no indenture or agreement under the terms of which the Variable Account was organized or proposes to issue the Policies. The Variable Account was organized on December 1, 1998 and the Policies will be issued pursuant to resolutions of the depositor's Board of Directors adopted on October 29, 1998. Those resolutions will continue in effect indefinitely unless terminated by the Board of Directors.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

     Not applicable.

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

     The name of the Variable Account has never been changed.

     8.   State the date on which the fiscal year of the trust ends.

     December 31.

MATERIAL LITIGATION

     9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

     There are no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Variable Account, the depositor, or the principal underwriter is a party or of which the assets of the Variable Account are the subject. There are no pending administrative proceedings commenced by or known to be contemplated by a governmental authority, material with respect to prospective purchasers of the Policies, to which the Variable Account, the depositor, or the principal underwriter is a party or of which the assets of the Variable Account are the subject.


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                                          II

             GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

     10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

     The Policies are of the registered type, insofar as a Policy is owned by the person named in the Policy as owner, and records are kept by the depositor concerning the policyowner.*

*    Hereinafter sometimes referenced as "you."

     (b)  Whether the securities are of the cumulative or distributive type.

     The Policies are of the cumulative type, insofar as earnings in the Variable Account are reflected in policy benefits and are not distributed.

     (c) The rights of security holders with respect to withdrawal or redemption.

     FREE LOOK PERIOD. You may return your Policy to us for any reason and receive a refund within the later of 45 days after you sign the Policy Application or the 20-day period, or such longer period as required by applicable state law, beginning when you receive your Policy.

     POLICY LOANS. You may borrow from the depositor using your Account Value as collateral. Loans may be taxable events if your Policy is a "modified endowment contract" for federal income tax purposes and you have had positive net investment performance.

     SURRENDERS. You may surrender your Policy for its Cash Surrender Value. If you surrender your Policy during the "surrender charge period," we will deduct any applicable surrender charges.

     PARTIAL SURRENDERS. You may make a partial surrender of some of your Policy's Cash Surrender Value after the Policy has been in force for one year.

     -- A partial surrender may cause a decrease in the Specified Face Amount of your Policy, depending on your death benefit option. A partial surrender may result in the deduction of surrender charges if it occurs during the surrender charge period.
     -- You may allocate a partial surrender among the Sub-Accounts and the Fixed Account Value.

     MATURITY. Your Policy will terminate when the insured reaches Attained Age
100. If the insured is living and your Policy is in force on the Maturity date, your Policy's Cash Surrender Value will be payable to you.

     MATURITY EXTENSION. The Maturity date may be extended at your request. The death benefit will be your Account Value on the date of the insured's death.


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     (d)  The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

TRANSFER PRIVILEGES.

          You may transfer amounts from one Sub-Account to another or to the Fixed Account Value, subject to any limits that may be imposed by the Funds.
          You may transfer amounts from the Fixed Account Value, subject to our rules as they may exist from time to time.

     See the response to Item 10(c) regarding "Policy Loans" and "Partial Surrenders," which is incorporated herein by reference.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

     INSUFFICIENT VALUE. If on a Valuation Date a Monthly Anniversary Day occurred during the Valuation Period and your Policy's Cash Surrender Value is equal to or less than zero, then your Policy will terminate for no value, subject to a Grace Period described below. During the first five Policy Years, a policy will not terminate by reason of insufficient value if it satisfies the "minimum premium test," described below.

     MINIMUM PREMIUM TEST (NO-LAPSE GUARANTEE). A Policy satisfies the minimum premium test if the premiums paid less any partial surrenders exceed the sum of the "Minimum Monthly Premiums" which applied to the Policy in each Policy Month from the policy effective date to the Valuation Date.

     The applicable Minimum Monthly Premium is specified in your Policy. We will revise the Minimum Monthly Premium as a result of any of the following changes to a Policy:

     --   an increase in the Specified Face Amount;
     --   an increase in the cost of any rider;
     --   when requested by you, the addition of any rider.

     The revised Minimum Monthly Premium will be effective as of the effective date of the change to the Policy and will remain in effect until again revised by any of the above changes.

     GRACE PERIOD. If, on a Valuation Date, your Policy will terminate by reason of insufficient value, we will allow a Grace Period. This Grace Period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force. These deductions include the Monthly Cost of Insurance and the Monthly Expense Charge. Notice of premium due will be mailed to your last known address or the last known address of any assignee of record. We will assume that your last known address is the address shown on your Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us. If the premium due is not paid within 61 days after the beginning of the Grace Period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period. The Policy will continue to remain in force during this Grace Period. If the Policy Proceeds become payable by us during the Grace Period, then any overdue Monthly Cost of Insurance and Monthly Expense Charge will be deducted from the amount payable by us.


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     TERMINATION OF POLICY. Your Policy will terminate on the earlier of the date we receive your request to surrender, the expiration date of the Grace Period due to insufficient value, the date of death of the insured, or the Maturity date.

     REINSTATEMENT. Before the insured's death, we will reinstate your Policy prior to its Maturity date, provided that the Policy has not been surrendered, and provided further that:

     -- you make your reinstatement request within five years from the date of termination;
          you submit satisfactory evidence of insurability to us;
     -- you pay an amount equal to the policy charges which were due and unpaid at the end of the Grace Period; and
     -- you pay a premium equal to three times the Monthly Cost of Insurance applicable on the date of reinstatement.

     A reinstated Policy's Specified Face Amount may not exceed the Specified Face Amount at the time of termination. Your Account Value on the reinstatement date will reflect:

     --   the Account Value at the time of termination; PLUS
     --   net premiums attributable to premiums paid to reinstate the Policy;
          LESS
     --   the Monthly Expense Charge; LESS
     -- the Monthly Cost of Insurance charge applicable on the date of reinstatement.

     The effective date of reinstatement will be the Monthly Anniversary Day that falls on or next follows the date we approve your request.

     Any Policy Debt at the time of termination must be repaid upon the reinstatement of the Policy or carried over to the reinstated Policy.

     If your Policy was subject to surrender charges when it lapsed, the reinstated Policy will be subject to surrender charges as if it had not terminated.

     The incontestability provision of the Policy will apply to the Policy after reinstatement as regards statements made in the application for reinstatement. The suicide provision of the Policy will apply to the policy after reinstatement. In those provisions in the reinstated policy, "Issue Date" means the effective date of reinstatement.

     DEFERRAL OF PAYMENT. We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of written notice giving rise to such payment or, in the case of death of the insured, due proof of such death. Payment of any amount payable from the Variable Account on death, surrender, partial surrender, or policy loan may be postponed whenever:

     -- the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted;
     -- the Securities and Exchange Commission, by order, permits postponement for the protection of policyowners; or
     -- an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not


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          reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

     See also response to Item 13(a)(1) regarding "Supplemental Benefits," which is incorporated herein by reference.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

     VOTING RIGHTS. We are the legal owner of all shares of the Funds held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting. We will, however, vote shares held in the Sub-Accounts in accordance with instructions received from policyowners who have an interest in the respective Sub-Accounts.

     We will vote shares held in each Sub-Account for which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Sub-Account for which instructions are received. Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

     The number of shares in each Sub-Account for which instructions may be given by a policyowner is determined by dividing the portion of the Account Value derived from participation in that Sub-Account, if any, by the value of one share of the corresponding Fund. We will determine the number as of a date chosen by us, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

     We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to policyowners.

     (g)  Whether security holders must be given notice of any change in:

     (1)  the composition of the assets of the trust.

     MODIFICATION. Upon notice to you, we may modify the Policy if such a modification:

     -- is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which we are or the Variable Account is subject;
     -- is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;


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     --   is necessary to reflect a change in the operation of the Variable
          Account or the Sub-Accounts; or
     --   adds, deletes or otherwise changes Sub-Account options.

     We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendment to the Policy to reflect such modification.

     ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS. Shares of any or all of the Funds may not always be available for purchase by the Sub-Accounts of the Variable Account, or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary. In addition, the investment policies of the Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware. We also reserve the right to eliminate or combine existing Sub-Accounts or to transfer assets between Sub-Accounts. In the event of any substitution or other act described in this paragraph, we may make appropriate amendments to the Policy to reflect the substitution.

     (2)  the terms and conditions of the securities issued by the trust.

     See response to Item 10(g)(1), which is incorporated herein by reference.

     (3)  the provisions of any indenture or agreement of the trust.

     Not applicable.

     (4)  the identity of the depositor, trustee or custodian.

     The identity of the depositor cannot be changed except by operation of law upon a merger or similar reorganization of the depositor. No notice to policyowners is required for a change in the custodian.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

     (1)  the composition of the assets of the trust.

     See response to Item 10(g)(1), which is incorporated herein by reference.

     (2)  the terms and conditions of the securities issued by the trust.

     See response to Item 10(g)(1), which is incorporated herein by reference.

     (3)  the provisions of any indenture or agreement of the trust.

     Not applicable.

     (4)  the identity of the depositor, trustee or custodian.

     The identity of the depositor cannot be changed except by operation of law upon a merger or similar reorganization of the depositor. A change of custodian may be made without the consent of policyowners.


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     (i)  Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
(a) to (g) or by any other item in this form.

     PREMIUM PAYMENTS.

     -- You must make a minimum initial premium payment whose amount will vary based on various factors, including your age and the death benefit you select.
     -- Thereafter, you choose the amount and timing of premium payments, within certain limits.
     -- You may allocate your net premium payments among the Policy's available investment options.

     DEATH BENEFIT.

     You have a choice of three death benefit options:

     --   the Specified Face Amount;
     -- the sum of the Specified Face Amount and the Account Value of your Policy; or
     -- the sum of the Specified Face Amount and premiums paid under your Policy.

     For each option, the death benefit may be greater if necessary to satisfy federal tax laws.

     After the first Policy Year, you may:

     --   change your death benefit option;
     -- increase the Specified Face Amount, subject to satisfactory evidence of insurability; or
     -- decrease the Specified Face Amount, provided that the Specified Face Amount after the decrease may not be less than an amount we specify in your Policy.

     THE VARIABLE ACCOUNT.

     -- We have established a variable separate account to fund the variable benefits under the Policy.
     -- The assets of the variable separate account are insulated from the claims of our general creditors.

     INVESTMENT OPTIONS.

          You may allocate your net premium payments among the 28 variable Sub-Accounts and the Fixed Account Value.
     -- Each Sub-Account invests exclusively in shares of a mutual fund portfolio.
     -- You may transfer amounts from one Sub-Account to another or to the Fixed Account Value, subject to any limits that may be imposed by the Funds.
     -- You may transfer amounts from the Fixed Account Value, subject to our rules as they may exist from time to time.

     SUPPLEMENTAL BENEFITS. The following riders are available:

     --   accelerated benefits;


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     --   accidental death benefit;
     --   waiver of monthly deductions; and
     --   waiver of stipulated premium amount.

     We will deduct the cost, if any, of the rider(s) from your Policy's Account Value on a monthly basis.

     ACCOUNT VALUE. Your Policy's Account Value will reflect:

     --   the premiums you pay;
     -- the investment performance of the Sub-Accounts you select, or the interest credited in the Fixed Account Value;
     --   any loans or partial surrenders; and
     --   the charges we deduct under the Policy.

     POLICY CHARGES AND DEDUCTIONS.

     Charges Against Premiums -- We will deduct a 3% charge from your premium payments for sales load and our federal tax obligations. We will also deduct the applicable local and state premium taxes.

     Monthly Deductions -- At the beginning of each Policy Month, we will deduct from your Policy's Account Value charges for:

     -- mortality and expense risks we assume by issuing your Policy in an amount not to exceed 0.90% annually of the Variable Account, currently the charge is 0.80% in Policy Years 1 through 10 and 0.50% thereafter;
     --   the cost of insurance;
     --   supplemental benefits you choose to add to your Policy; and
the administration of your Policy: $8.00 each Policy Year.

     Surrender Charges -- If you surrender your Policy in full or in part within the first 10 Policy Years or the 10 Policy Years following an increase in Specified Face Amount, we will deduct a surrender charge.

     FEES AND EXPENSES OF THE FUND PORTFOLIOS. You will indirectly bear the costs of investment management fees and expenses paid from the assets of the mutual fund portfolios you select.

     FEDERAL TAX CONSIDERATIONS. Your purchase of, and transactions under, your Policy may have tax consequences that you should consider before purchasing a Policy. You may wish to consult a tax adviser. In general, the beneficiary will receive Policy Proceeds without there being taxable income. Increases in Account Value will not be taxable as earned, although there may be income tax due on a full or partial surrender of your Policy.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

     11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

     The policyowner is not the owner of the securities held in the Variable Account, although the value of those securities is used to calculate policy benefits. The shares of the Funds, described in Item 12, which is incorporated herein by reference, are owned by the depositor and held in the Variable Account pursuant to Delaware insurance law, which governs the operation of separate accounts of Delaware insurance companies. The Funds are registered, open-end diversified management investment companies.


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     If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Investment Company Act of 1940, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

     The Variable Account will not own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Investment Company Act of 1940, or their parents.

     12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of company.

     The assets of the Variable Account are divided into 28 variable Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of the following mutual funds or series thereof (the "Funds").

     DREYFUS VARIABLE INVESTMENT FUND

          Dreyfus Index (S&P 500) Portfolio
          Dreyfus Small Cap Portfolio

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND

          VIP Growth Portfolio

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

          VIP II Contrafund Portfolio
          VIP II Asset Manager: Growth Portfolio

     GOLDMAN SACHS VARIABLE INSURANCE TRUST

          Goldman Sachs CORE Large Cap Growth Fund
          Goldman Sachs CORE Small Cap Equity Fund
          Goldman Sachs CORE U.S. Equity Fund
          Goldman Sachs International Equity Fund

     J.P. MORGAN SERIES TRUST II

          International Opportunities Portfolio
          Small Company Portfolio

     MFS/SUN LIFE SERIES TRUST

          Capital Appreciation Series
          Conservative Growth Series
          Emerging Growth Series
          Government Securities Series
          High Yield Series
          Research Series
          Total Return Series

     NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST

          Mid Cap Growth Portfolio


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          Partners Portfolio

     OCC ACCUMULATION TRUST

          Mid Cap Portfolio
          Small Cap Portfolio

     SUN CAPITAL FUNDS

          Sun Capital Investment Grade Bond Fund
          Sun Capital Money Market Fund
          Sun Capital Real Estate Fund

     WARBURG PINCUS TRUST

          International Equity Portfolio
          Post-Venture Capital Portfolio
          Small Company Growth Portfolio

     (b)  Name and principal business address of depositor.

     Not applicable.

     (c)  Name and principal business address of trustee or custodian.

                     FUND                     NAME AND PRINCIPAL BUSINESS
                                                 ADDRESS OF CUSTODIAN

      DREYFUS VARIABLE INVESTMENT FUND

       -  DREYFUS INDEX (S&P 500)          Boston Safe Deposit and Trust
          PORTFOLIO                        Company
                                           One Boston Place
                                           Boston, Massachusetts 02108
       -  DREYFUS SMALL CAP PORTFOLIO      Mellon Bank, N.A.
                                           One Mellon Bank Center
                                           Pittsburgh, Pennsylvania 15258

       FIDELITY VARIABLE INSURANCE PRODUCTS FUND

       -  VIP GROWTH PORTFOLIO             Chase Manhattan Bank, N.A.
                                           1211 Avenue of the Americas
                                           New York, New York 10036

       Fidelity Variable Insurance Products Fund II
       -  VIP II Contrafund Portfolio      Chase Manhattan Bank, N.A.
       -  VIP II Asset Manager: Growth     1211 Avenue of the Americas
          Portfolio                        New York, New York 10036

       GOLDMAN SACHS VARIABLE INSURANCE TRUST

       -  GOLDMAN SACHS CORE LARGE CAP     State Street Bank & Trust
          GROWTH FUND                      1776 Heritage Drive
       -  GOLDMAN SACHS CORE SMALL CAP     North Quincy, Massachusetts 02110
          EQUITY FUND
       -  GOLDMAN SACHS CORE U.S. EQUITY


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       -  FUND
          GOLDMAN SACHS INTERNATIONAL
          EQUITY FUND

       J.P. MORGAN SERIES TRUST II

       -  INTERNATIONAL OPPORTUNITIES      State Street Bank and Trust
       -  PORTFOLIO                        Company
          SMALL COMPANY PORTFOLIO          225 Franklin Street
                                           Boston, Massachusetts 02110
       MFS/SUN LIFE SERIES TRUST

       -  CAPITAL APPRECIATION SERIES      State Street Bank & Trust Company
       -  CONSERVATIVE GROWTH SERIES       1776 Heritage Drive
       -  EMERGING GROWTH SERIES           North Quincy, Massachusetts 02110
       -  GOVERNMENT SECURITIES SERIES
       -  HIGH YIELD SERIES
       -  RESEARCH SERIES
       -  TOTAL RETURN SERIES

       NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST

       -  MID CAP GROWTH PORTFOLIO         State Street Bank and Trust
       -  PARTNERS PORTFOLIO               Company
                                           225 Franklin Street
                                           Boston, Massachusetts 02110
       OCC ACCUMULATION TRUST

       -  MID CAP PORTFOLIO                State Street Bank & Trust Company
       -  SMALL CAP PORTFOLIO              225 Franklin Street
                                           Boston, Massachusetts 02110

       SUN CAPITAL FUNDS

       -  SUN CAPITAL INVESTMENT GRADE     State Street Bank and Trust
       -  BOND FUND                        Company
       -  SUN CAPITAL MONEY MARKET FUND    One Heritage Drive
          SUN CAPITAL REAL ESTATE FUND     North Quincy, Massachusetts 02171

       WARBURG PINCUS TRUST

       -  INTERNATIONAL EQUITY PORTFOLIO   For U.S. assets:
       -  POST-VENTURE CAPITAL PORTFOLIO
       -  SMALL COMPANY GROWTH PORTFOLIO   PNC Bank Corp.
                                           1600 Market Street
                                           Philadelphia, Pennsylvania 19103

                                           For non-U.S. assets:

                                           State Street Bank & Trust Company
                                           225 Franklin Street
                                           Boston, Massachusetts 02110

     (d)  Name and principal business address of principal underwriter.

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                  FUND                         NAME AND PRINCIPAL BUSINESS
                                            ADDRESS OF PRINCIPAL UNDERWRITER

      DREYFUS VARIABLE INVESTMENT FUND

       -  DREYFUS INDEX (S&P 500)          Premier Mutual Fund Services, Inc.
       -  PORTFOLIO                        60 State Street
          DREYFUS SMALL CAP PORTFOLIO      Boston, Massachusetts 02108

       FIDELITY VARIABLE INSURANCE PRODUCTS FUND

       -  VIP GROWTH PORTFOLIO             Fidelity Distributors Corp.
                                           82 Devonshire Street
                                           Boston, Massachusetts 02109

       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

       -  VIP II CONTRAFUND PORTFOLIO      Fidelity Distributors Corp.
       -  VIP II ASSET MANAGER: GROWTH     82 Devonshire Street
          PORTFOLIO                        Boston, Massachusetts 02109

       GOLDMAN SACHS VARIABLE INSURANCE TRUST

       -  GOLDMAN SACHS CORE LARGE CAP     Goldman, Sachs & Co.
          GROWTH FUND                      85 Broad Street
       -  GOLDMAN SACHS CORE SMALL CAP     New York, New York 10004
          EQUITY FUND
       -  GOLDMAN SACHS CORE U.S. EQUITY
       -  FUND
          GOLDMAN SACHS INTERNATIONAL
          EQUITY FUND

       J.P. MORGAN SERIES TRUST II

       -  INTERNATIONAL OPPORTUNITIES      Funds Distributor, Inc.
       -  PORTFOLIO                        60 State Street
          SMALL COMPANY PORTFOLIO          Suite 1300
                                           Boston, Massachusetts 02109
       MFS/SUN LIFE SERIES TRUST

       -  CAPITAL APPRECIATION SERIES      None
       -  CONSERVATIVE GROWTH SERIES
       -  EMERGING GROWTH SERIES
       -  GOVERNMENT SECURITIES SERIES
       -  HIGH YIELD SERIES
       -  RESEARCH SERIES
       -  TOTAL RETURN SERIES

       NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST

       -  MID CAP GROWTH PORTFOLIO         Neuberger&Berman Management
       -  PARTNERS PORTFOLIO               Incorporated
                                           605 Third Avenue
                                           New York, New York 10158

       OCC ACCUMULATION TRUST

       -  MID CAP PORTFOLIO                OCC Distributors
       -  SMALL CAP PORTFOLIO              One World Financial Center
                                           New York, New York 10281

       SUN CAPITAL FUNDS

       -  SUN CAPITAL INVESTMENT GRADE     None
       -  BOND FUND
       -  SUN CAPITAL MONEY MARKET FUND
          SUN CAPITAL REAL ESTATE FUND

       WARBURG PINCUS TRUST

       -  INTERNATIONAL EQUITY PORTFOLIO   Counsellors Securities
       -  POST-VENTURE CAPITAL PORTFOLIO   466 Lexington Avenue
       -  SMALL COMPANY GROWTH PORTFOLIO   New York, New York 10017

     (e) The period during which the securities of such company have been the underlying securities.

     The Variable Account has not yet acquired shares of the Funds.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

     13. (a)   Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities,
(3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

     (A)  the nature of such load, fee, expense, or charge;
     (B)  the amount thereof;
     (C) the name of the person to whom such amounts are paid and his relationship to the trust;
     (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

     (1) With respect to principal payments and sub-paragraphs (A) through (D) of this sub-item:

     SURRENDERS AND SURRENDER CHARGES. You may surrender your Policy for its Cash Surrender Value at any time while the insured is living. If you do, the insurance coverage and all other benefits under the Policy will terminate. Also, surrender charges will be deducted if you surrender your Policy during the surrender charge period.

     CASH SURRENDER VALUE is your Policy's Account Value less the sum of:

     --   the outstanding balance of any Policy Debt;
     --   any surrender charges; and
     --   any other accrued and unpaid policy charges.

     We will determine your Cash Surrender Value at the end of the first Business Day after we receive your written request for surrender at our Principal Office.

     If you surrender your Policy for its Cash Surrender Value, we will apply a surrender charge. The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount. The surrender charge will be an amount based on certain factors, including the Policy's Specified Face Amount and death benefit option and the insured's age, sex and rating Class. The following are examples of surrender charges at representative Issue Ages:

                             FIRST YEAR SURRENDER CHARGES
                         PER $1,000 OF SPECIFIED FACE AMOUNT
                                  (NON-TOBACCO MALE)

     ISSUE AGE 25        ISSUE AGE 35      ISSUE AGE 45        ISSUE AGE 55
     ------------        ------------      ------------        ------------
        $4.63               $5.77             $7.74               $11.25

               ISSUE AGE 65       ISSUE AGE 75       ISSUE AGE 85
               ------------       ------------       ------------
                  $22.38             $31.38             $40.38

     The surrender charge will be calculated based on the surrender charge percentages for the initial Specified Face Amount and each increase in the Specified Face Amount as shown in the table below.

                                                 SURRENDER CHARGE
                                             (AS A PERCENTAGE OF THE
                                                    FIRST YEAR
                   YEAR                          SURRENDER CHARGE)
                                          ------------------------------

                    1                                  100
                    2                                  100
                    3                                  100
                    4                                  100
                    5                                  100
                    6                                   83
                    7                                   67
                    8                                   50
                    9                                   33
                   10                                   17
            11 and thereafter                            0

     A surrender charge will be applied if a decrease in the Specified Face Amount reduces the net amount at risk. The amount of the surrender charge will be equal to the surrender charge shown in table above for the Policy Year in which the decrease is made multiplied by (a) over (b), where:

     (a)  is the decrease in the net amount at risk, and
     (b) is the net amount at risk immediately prior to the decrease in the Specified Face Amount.

Future surrender charges will be reduced proportionally by any applicable surrender charges for a decrease in the Specified Face Amount.

     You may allocate any surrender charges among the Sub-Accounts and the Fixed Account Value. If you do not specify the allocation, then the surrender charges will be allocated among the Sub-Accounts in the proportion the amounts in the Sub-Account and the Fixed Account Value in excess of any policy loan bear to the Account Value in excess of any policy loan.

     EXPENSE CHARGES APPLIED TO PREMIUM. We will deduct a 3% charge from each premium payment as a sales load and for our federal tax obligations, plus a charge for premium taxes. All states and a few cities and municipalities impose taxes on premiums paid for life insurance, which generally range from 2% to 4% of premium but may exceed 4% in some states (for example, Kentucky). The premium tax charge is guaranteed not to exceed 4% for all states except Kentucky, in which case it is guaranteed not to exceed 9%.

     MORTALITY AND EXPENSE RISK CHARGE. This charge is for the mortality and expense risks we assume with respect to the Policy. It is based on an annual rate that we apply against the Variable Account on a daily basis. The Mortality and Expense Risk Charge will be determined by us from time to time based on our expectations of future interest, mortality experience, persistency, expenses and taxes, but will not exceed 0.90% annually. Currently, the charge is 0.80% for Policy Years 1 through 10 and 0.50% thereafter.

     The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that its costs of issuing and administering Policies may be more than we estimated.

     MONTHLY EXPENSE CHARGE. We will deduct $8.00 from your Policy's Account Value each Policy Month to cover our administrative costs. This charge may be increased or decreased by us from time to time based on our expectations of future expenses, but will never exceed $8.00 per Policy Month. The Monthly Expense Charge will be deducted proportionally from the Sub-Accounts and the Fixed Account Value in excess of any policy loan.

     MONTHLY COST OF INSURANCE. We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage. The Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts and the Fixed Account Value in excess of any policy loan.

     The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where:

     (1) is the cost of insurance charge equal to the Monthly Cost of Insurance rate (described below) multiplied by the net amount at risk divided by 1,000;

     (2) is the monthly rider cost for any riders which are a part of your Policy (with the monthly rider cost, if any riders are added, as described in the rider itself); and

     (3) is the flat extra specified in your Policy, if applicable, multiplied by the net amount at risk divided by 1,000.

     The NET AMOUNT AT RISK equals:

     --   the death benefit divided by 1.00247; less
     -- your Account Value on the Valuation Date prior to assessing the cost of insurance charges.

     If there are increases in the Specified Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount. In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

     MONTHLY COST OF INSURANCE RATES. The Monthly Cost of Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount) are based on the length of time your Policy has been in force and the insured's sex (in the case of non-unisex Policies), Issue Age, Class and table rating, if any. The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount are based on the length of time the increase has been in force and the insured's sex (in the case of non-unisex Policies), Issue Age, Class and table rating, if any. The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality, persistency, interest rates, expenses and taxes, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table.

     BASIS OF COMPUTATION. Guaranteed Maximum Monthly Cost of Insurance Rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table. The Guaranteed Maximum Monthly Cost of Insurance Rates reflect any table rating applicable to the Policy. We have filed a detailed statement of our methods for computing Cash Values with the insurance department in each jurisdiction where the Policy was delivered. These values are equal or exceed the minimum required by law.

     WAIVERS; REDUCED CHARGES; CREDITS; BONUS GUARANTEED INTEREST RATES. We may reduce or waive the sales load or surrender charge, credit additional amounts, or grant bonus interest rates in situations where selling and/or maintenance costs associated with the Policies are reduced, sales of large Policies, and certain group or sponsored arrangements. In addition, we may waive charges, credit additional amounts, or grant bonus interest rates in connection with Policies sold to our or our affiliates' officers, directors and employees.

     SUPPLEMENTAL BENEFITS -- ACCELERATED BENEFITS RIDER. Under this rider, we will pay you, at your written request in a form satisfactory to us, an "accelerated benefit" if the insured is terminally ill. An insured is considered "terminally ill" if the insured has a life expectancy of 12 months or less due to illness or physical condition. We will require proof, satisfactory to us, of the insured's terminal illness, including, but not limited to, certification by an independent physician. No accelerated benefit is payable, however, unless your Policy has been in force for at least two years following its Issue Date or the date of its last reinstatement. This rider is available only if you have elected Death Benefit Option A or Death Benefit Option B.

     The accelerated benefit payment will be equal to that portion of your Policy's death benefit requested by you, not to exceed the lesser of (a) 75% of the amount of the death benefit or (b) $250,000 (the "Accelerated Amount"), subject to the following adjustments:

     -- We will discount the Accelerated Amount based on an annual interest rate, not to exceed the greater of: (a) the yield on 90-day Treasury bills on the day we receive your request; or (b) the statutory maximum policy loan interest rate.

     -- If you have an outstanding policy loan on the date we approve your request, we will reduce the Accelerated Amount in partial payment of the policy loan by an amount equal to the amount of the policy loan multiplied by the ratio of the Accelerated Amount to the amount of your Policy's death benefit (the "Eligible Amount").
     -- We will reduce the Accelerated Amount by the amount of any administrative fee, not to exceed $150, in effect at the time we receive your request.

     You may request only one accelerated benefit payment. This rider will terminate upon payment of an accelerated benefit, and the Specified Face Amount and Account Value of your Policy will be reduced by the ratio of the Accelerated Amount to the Eligible Amount.

     SUPPLEMENTAL BENEFITS -- ACCIDENTAL DEATH BENEFIT RIDER. Under this rider, we will pay the accidental death benefit specified in your Policy when we receive due proof of the insured's accidental death and that death occurred while this rider was in force, on or after the insured's first birthday and within ninety days after the date of the accident. "Accidental death" means that the insured died as a direct result, independent of all other causes, (a) from an injury sustained solely by external or violent accident, or (b) by an accidental drowning, excluding death caused by certain specified risks. If you change your Policy's Specified Face Amount, the accidental death benefit will not change unless you specifically request such a change. This rider will terminate on the earliest of (a) the nearest policy anniversary to the insured's 70th birthday or (b) when the policy lapses because of insufficient Cash Value.

     Monthly Rider Cost -- The cost of this rider will be part of the Monthly Cost of Insurance charge described in this prospectus. The total monthly rider cost will equal the applicable rate shown in the table below multiplied by the amount of the accident death benefit. The applicable rate is based on the insured's age at his or her birthday nearest to the effective date of this rider.

                                  MONTHLY RIDER COST
                               (PER DOLLAR OF COVERAGE)

                              AGE             COST
                                           ------------

                              0-45           .00006
                              46-54          .00007
                              55-57          .00008
                              58-59          .00009
                              60-62          .00010
                              63-64          .00012
                                65           .00013

     SUPPLEMENTAL BENEFITS -- WAIVER OF MONTHLY DEDUCTIONS RIDER. Under this rider, we will waive the monthly deductions under your Policy retroactive to the date of total disability when the insured suffers a total disability, if the insured's total disability commences while this rider is in force and continues for six months. We will continue to waive the monthly deduction for as long as the disability continues. We must receive written notice and due proof before we will waive the monthly deductions. We may require from time to time additional proof that the disability is continuing, but not more frequently than one per year after the disability has continued for two years. We will not waive the monthly deductions:

     --   for any month before the insured's fifth birthday;
     -- for any month which is more than one year before we receive a notice of the total disability; or
     -- if the total disability is caused by or results from certain specified risks.

     A "total disability" is any incapacity resulting from bodily injury or disease which:

     -- during the first 24 months of the incapacity prevents the insured from performing substantially all of the major duties of the insured's occupation; and
     -- if the incapacity continues beyond 24 months, prevents the insured from doing any work for which the insured is reasonably qualified to perform by reason of training, education or experience.

     Even if the insured can work, the following constitutes a total disability:

     -- total and permanent loss of sight of both eyes or loss of hearing in both ears;
     --   severance of both hands, both feet, or one hand and one foot.

     While the insured's total disability is continuing, you cannot change your
Policy's:

     -- Specified Face Amount, unless otherwise permitted under the provisions of another rider to your policy; or
     --   your death benefit option.

     This rider will terminate on the earliest of:

     -- the nearest policy anniversary to the insured's 65th birthday, unless the insured's total disability is continuing, and if the total disability commences before the policy anniversary nearest to the insured's 60th birthday; or
     -- the nearest policy anniversary to the insured's 65th birthday, if the total disability commenced on or after the policy anniversary nearest to the insured's 60th birthday; or
     --   the date that the policy lapses because of insufficient Cash Value.

     If this rider terminates because your policy lapses, we will reinstate the rider if certain specified conditions are met.

     Monthly Rider Cost -- The cost of this rider will be part of the Monthly Cost of Insurance charge described in this prospectus. The total monthly rider cost will equal the applicable rate shown in the table below multiplied by the amount of your Policy's Specified Face Amount. The applicable rate is based on the insured's age at his or her birthday nearest to the effective date of this rider.

                                  Monthly Rider Cost
                        (per dollar of Specified Face Amount)

              Age           Cost            Age             Cost

              0-23          .00001          48             .00009
              24-36         .00002          49             .00010
              37-39         .00003          50             .00011
              40-43         .00004          51             .00012
               44           .00005          52             .00013
               45           .00006          53             .00014
               46           .00007          54             .00015
               47           .00008          55             .00016

     SUPPLEMENTAL BENEFITS -- WAIVER OF STIPULATED PREMIUM AMOUNT RIDER. Under this rider, we will waive payment of a "stipulated premium amount" when the insured suffers a total disability, if the insured's total disability commences while this rider is in force and continues for six months. We will continue to waive payment of that amount for as long as the disability continues. We must receive written notice and due proof before we will waive payment. We may require from time to time additional proof that the disability is continuing, but not more frequently than once per year after the disability has continued for five years. We will not waive payment of the stipulated premium amount if the total disability is caused by or results from certain specified risks. This rider will not apply to any premium that was due before the insured's fifth birthday or that was due more than one year before we first received notice of the insured's total disability.

     A "total disability" is any incapacity resulting from bodily injury or disease which--

     -- during the first 60 months of the incapacity prevents the insured from performing substantially all of the major duties of the insured's occupation; and
     -- if the incapacity continues beyond 60 months, prevents the insured from doing any work for which the insured is reasonably qualified to perform by reason of training, education or experience.

     Even if the insured can work, the following constitutes a total disability:

     -- total and permanent loss of sight of both eyes or loss of hearing in both ears;
     --   severance of both hands, both feet, or one hand and one foot.

     You may change the stipulated premium amount by written request to our Principal Office. An increase in the stipulated premium amount is subject to our underwriting and administrative rules in effect at the time. If we make a change to this policy at your request and if that change results in a reduction of the amount of premium you may pay for this policy under applicable tax law, we will reduce the stipulated payment amount to conform to that reduction. We will reduce the premium for this rider appropriately. We will inform you in writing of these reductions.

     You may not change the frequency of premium payment for your Policy while the insured's total disability is continuing.

     This rider will terminate on the earliest of:

     -- The policy anniversary nearest to the insured's 65th birthday. However, if the insured's total disability commenced before that policy anniversary, the benefit provided by this rider will continue until the end of the benefit period specified in your policy. No total disability of the insured that commences on or after the policy anniversary nearest to the insured's 65th birthday is covered under this rider.
     --   The date your Policy lapses because of insufficient value.
     --   The date your Policy is surrendered for its Cash Surrender Value.
     --   The date of death of the insured.
     --   The date we receive your written request that it be terminated.

     Monthly Rider Cost -- The monthly cost for this rider is equal to the stipulated premium amount times a rate which varies by factors including the insured's Issue Age, sex, and rating class.

     (2) With respect to underlying securities, the following information is responsive to sub-paragraphs (A) through (D) of this item.

     Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio securities. Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Fund.

     The Fund expenses described below are assessed at the Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account.

     The management fees and other expenses of the Funds are more fully described in the prospectuses for each Fund. The information relating to these expenses was provided by the Funds and was not independently verified by us.

     DREYFUS VARIABLE INVESTMENT FUND (advised by The Dreyfus Corporation ("Dreyfus"))

- Dreyfus Index (S&P 500) Portfolio (also advised by Mellon Equity Associates ("Mellon Equity"), as sub-adviser)

     For the fiscal year ended December 31, 1997, the Portfolio paid Dreyfus a monthly management fee at the annual rate of 0.245% of the value of the Portfolio's average daily net assets, and Dreyfus paid Mellon Equity an index management fee at the annual rate of 0.095 of 1% of the value of the Portfolio's average daily net assets. Dreyfus has undertaken that, until such time as it gives shareholders at least 180 days notice to the contrary, if in any fiscal year the aggregate expenses of the Portfolio (excluding brokerage commissions, transaction fees and extraordinary expenses) exceed 0.40 of 1% of the value of the Portfolio's average net assets for the fiscal year, the Portfolio may deduct from the payment to be made to Dreyfus, or Dreyfus will bear, such excess expense.

     In addition, the Portfolio has adopted a shareholder services plan pursuant to which the Portfolio reimburses Dreyfus Service Corporation, a wholly-owned subsidiary of Dreyfus, an amount not to exceed an annual rate of 0.25% of the value of the Portfolio's average daily net assets for certain allocated expenses with respect to servicing and/or maintaining shareholder accounts.

-    Dreyfus Small Cap Portfolio

     The Portfolio pays Dreyfus a monthly fee at the annual rate of 0.75% of the value of the Portfolio's average daily net assets.

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND (advised by Fidelity Management & Research Company ("FMR"))

-    VIP Growth Portfolio

     The Portfolio pays a management fee to FMR which is calculated and paid monthly. The fee is calculated by adding a group fee rate to an individual fund fee rate, multiplying the result by the Portfolio's monthly average net assets, and dividing by twelve. The group fee rate is based on the average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.37%, and it drops as total assets under management increase. For December 1997, the group fee rate was 0.14%. The individual fund fee rate is 0.45%. The total management fee for the fiscal year ended December 31, 1997, was 0.59% of the Portfolio's average net assets. FMR pays FMR U.K. and FMR Far East a fee equal to 50% of its management fee rate with respect to the Portfolio's investments that the sub-adviser manages on a discretionary basis.

     For the fiscal year ended December 31, 1997, total expenses amounted to 0.71% of average net assets.

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (advised by FMR)

- VIP II Contrafund Portfolio (also advised by Fidelity Research & Management Company (UK), Inc. ("FMR(UK)") and Fidelity Research & Management Company (Far East), Inc. ("FMR(Far East)"), as sub-advisers)

     The Portfolio pays a management fee to FMR which is calculated and paid to FMR monthly. The fee is calculated by adding a group fee rate to an individual fund fee rate, multiplying the result by the Portfolio's monthly average net assets, and dividing by twelve. The group fee rate is based on the average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52%, and it drops as total assets under management increase. For December 1997, the group fee rate was 0.29%. The individual fund fee rate is 0.30%. The total management fee for the fiscal year ended December 31, 1997 was 0.60% of the Portfolio's average net assets. FMR pays FMR U.K. and FMR Far East a fee equal to 50% of its management fee rate with respect to the Portfolio's investments that the sub-adviser manages on a discretionary basis.

     For the fiscal year ended December 31, 1997, total expenses amounted to 0.71% of average net assets.

-    VIP II Asset Manager: Growth Portfolio (also advised by FMR(UK), FMR(Far
     East), and Fidelity Investments Money Management, Inc. ("FIMM"), as sub-advisers)

     The Portfolio pays a management fee to FMR which is calculated and paid to FMR monthly. The fee is calculated by adding a group fee rate to an individual fund fee rate, multiplying the result by the Portfolio's monthly average net assets, and dividing by twelve. The group fee rate is based on the average net assets of all the mutual funds advised by FMR. This rate cannot rise above 0.52%, and it drops as total assets under management increase. For December 1997, the group fee rate was 0.29%. The individual fund fee rate is 0.30%. The total management fee for the fiscal year ended December 31, 1997 was 0.60% of the Portfolio's average net assets. FMR pays FMR U.K. and FMR Far

East a fee equal to 50% of its management fee rate with respect to the Portfolio's investments that the sub-adviser manages on a discretionary basis. FMR pays FIMM a fee equal to 50% of its management fee (before expense reimbursements) with respect to the Portfolio's investments that FIMM manages.

     For the fiscal year ended December 31, 1997, total expenses amounted to 0.77% of average net assets.

     GOLDMAN SACHS VARIABLE INSURANCE TRUST (advised by Goldman Sachs Asset Management ("GSAM"), unless otherwise indicated)

-    Goldman Sachs CORE Large Cap Growth Fund
-    Goldman Sachs CORE Small Cap Equity Fund
-    Goldman Sachs CORE U.S. Equity Fund
- Goldman Sachs International Equity Fund (advised by Goldman Sachs Asset Management International ("GSAMI"))

     Each of these Funds pays its investment adviser a monthly fee at the applicable annual rate shown below of the value of the Fund's average daily net assets.

     Fund                          Rate
     ----                          ----

     CORE Large Cap Growth Fund    0.70%
     CORE Small Cap Equity Fund    0.75%
     CORE U.S. Equity Fund         0.70%
     International Equity Fund     1.00%

     The investment advisers to these Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of the Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed a percentage of the applicable Fund's average daily net assets, as specified below. Such reductions or limits, if any, are calculated monthly on a cumulative basis and may be discontinued or modified by the investment adviser in its discretion at any time.

     Fund                          Rate
     ----                          ----

     CORE Large Cap Growth Fund    0.10%
     CORE Small Cap Equity Fund    0.15%
     CORE U.S. Equity Fund         0.10%
     International Equity Fund     0.25%

     J.P. MORGAN SERIES TRUST II (advised by J.P. Morgan Investment Management Inc. ("Morgan"))

-    International Opportunities Portfolio
-    Small Company Portfolio

                              Annual Operating Expenses
                    (as a percentage of average daily net assets)

                                                                        Total
                                             Management     Other     Operating
     Portfolio                                  Fee        Expenses   Expenses
--------------------------------------------------------------------------------

     International Opportunities Portfolio     0.60%        3.21%      3.81%(1)

     Small Company Portfolio                   0.60%        3.65%      4.25(2)

(1) The information in the foregoing table does not reflect an agreement by Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), an affiliate of Morgan, to reimburse the Trust through December 31, 1998 to the extent certain expenses exceed in any fiscal year 1.15% of the Portfolio's average daily net assets. With reimbursement, other expenses and total operating expenses would have been 0.55% and 1.15%, respectively. There is no guarantee that such reimbursement will continue beyond December 31, 1998.

(2) The information in the foregoing table does not reflect an agreement by Morgan Guaranty, an affiliate of Morgan, to reimburse the Trust through December 31, 1998 to the extent certain expenses exceed in any fiscal year 1.20% of the Portfolio's average daily net assets. With reimbursement, other expenses and total operating expenses would have been 0.60% and 1.20%, respectively. There is no guarantee that such reimbursement will continue beyond December 31, 1998.

     NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST (advised by Neuberger&Berman Management Inc. ("N&B Management"))

-    Mid Cap Growth Portfolio
-    Partners Portfolio

     Each Portfolio pays N&B Management an administrative fee at the annual rate of 0.30% of the Portfolio's average daily net assets, and a management fee as follows:

     Fee (as a percentage of average daily net assets)
     -------------------------------------------------

          0.55%          of first $250 million
          0.525%         of next $250 million
          0.50%          of next $250 million
          0.475%         of next $250 million
          0.45%          of next $500 million
          0.425%         of over $1.5 billion

     N&B Management has voluntarily undertaken to limit the Portfolios' expenses by reimbursing each portfolio for its total operating expenses and its pro rata share of its corresponding Series'* total operating expenses, excluding the compensation of N&B Management (with respect to the Partners Portfolio, but not the Mid-Cap Growth Portfolio), taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% per annum of the Portfolio's average daily net asset value. This undertaking is subject to termination on 60 days' prior written notice to the appropriate Portfolio. The Mid-Cap Growth Portfolios has agreed to repay through December 31, 1999, expenses borne by N&B Management so long as the Portfolio's annual operating expenses during that period do not exceed the expense limitation.

* Each Portfolio invests in a corresponding Series of Advisers Managers Trust, an open-end management investment company, that, in turn, invests in securities in accordance with an investment objective, policies, and limitations that are identical to those of the portfolio. All Series of Advisers Managers Trust are managed by N&B Management.

     OCC ACCUMULATION TRUST (advised by OpCap Advisors)

-    Mid Cap Portfolio
-    Small Cap Portfolio

     Each Portfolio pays OpCap Advisors a monthly management fee as follows:

     Fee (as a percentage of average daily net assets)
     -------------------------------------------------

          0.80%          of first $400 million
          0.75%          of next $400 million
          0.70%          of over $400 million

     OpCap Advisors will reimburse the Portfolios so that their total operating expenses (net of any expense offsets) do not exceed 1.00% of their respective average daily net assets.

     SUN CAPITAL FUNDS (advised by Sun Capital Advisers, Inc. ("Sun Capital"))

-    Sun Capital Investment Grade Bond Fund
-    Sun Capital Money Market Fund
-    Sun Capital Real Estate Fund

                      Advisory Fees and Total Operating Expenses

                    Total
                                     Advisory       Other       Operating
     Fund                              Fee         Expenses      Expenses
     -----------------------------------------------------------------------


     Money Market Fund                0.50%         0.15%         0.65%
     Investment Grade Bond Fund       0.60%         0.15%         0.75%
     Real Estate Fund                 0.95%         0.30%         1.25%

     The adviser has voluntarily agreed to limit its management fee and to reimburse each Fund's nonmanagement expenses for an indefinite period. Each Fund's total operating expenses will be capped on an annual basis to the percentages of the Fund's average daily net assets shown in the table above. To the extent that a Fund's total expense ratio falls below its expense limit, Sun Capital reserves the right to be reimbursed for management fees waived and fund expenses paid by it during the prior two fiscal years. The adviser may modify or eliminate this voluntary expense limit at any time.

     MFS/SUN LIFE SERIES TRUST (advised by Massachusetts Financial Services Company ("MFS"))

-    Capital Appreciation Series
-    Conservative Growth Series
-    Emerging Growth Series
-    Government Securities Series
-    High Yield Series
-    Research Series
-    Total Return Series

     The Series pay MFS a monthly management fee at an annual rate equal to:

                                        Management Fee
     Series              (as a percentage of average daily net assets)
     -------------------------------------------------------------------

     Capital Appreciation          0.75% of first $1 billion
                                   0.675% of next $500 million
                                   0.65% of over $1.5 billion
     Conservative Growth           0.55%
     Emerging Growth               0.75% of first $300 million
                                   0.675% of over $300 million
     Government Securities         0.55%
     High Yield                    0.75%
     Research                      0.75% of first $300 million
                                   0.675% of over $300 million
     Total Return                  0.75% of first $300 million
                                   0.675% of next $700 million
                                   0.60% of over $1 billion

     MFS has agreed to assume and bear the following Series' total operating expenses, excluding taxes, extraordinary expenses and brokerage and transactions costs, which exceed the following per annum percentages of their average daily net assets.

     Series                                     Percentage
     -----------------------------------------------------
     Capital Appreciation                         1.25%
     Conservative Growth                          1.25%
     Government Securities                        1.25%
     High Yield                                   1.25%
     Total Return                                 1.25%

     WARBURG PINCUS TRUST (advised by Warburg Pincus Asset Management, Inc. ("Warburg"))

-    International Equity Portfolio
- Post-Venture Capital Portfolio (also advised by Abbott Capital Management, L.P., as sub-adviser)
-    Small Company Growth Portfolio

                              Annual Operating Expenses
                       (as a percentage of average net assets)

                                                                   Total
                                        Management     Other     Operating
     Portfolio                             Fee        Expenses   Expenses(1)
     -----------------------------------------------------------------------

     International Equity Portfolio        1.00%       0.36%     1.36%(2)
     Post-Venture Capital Portfolio        1.25%       0.44%     1.69%(3)
     Small Company Growth Portfolio        0.90%       0.25%     1.15%(4)

(1) Annual portfolio operating expenses are based on actual expenses for the fiscal year ended December 31, 1997.

(2) The Portfolio's operating expenses were reduced by 0.01% for the fiscal year ended December 31, 1997 as a result of certain arrangements that served to offset portions of the Portfolio's transfer agent expense. After reflecting these arrangements, total operating expenses for the Portfolio were 1.35% for the fiscal year ended December 31, 1997.

(3) After reflecting fee waivers and/or expense reimbursements, the management fee, other expenses, and total operating expenses were 1.07%,

     0.33%, and 1.40%, respectively. The investment adviser and co-administrator have undertaken to limit the Portfolio's total operating expenses to the foregoing through December 31, 1999.

(4) The Portfolio's operating expenses were reduced by 0.01% for the fiscal year ended December 31, 1997 as a result of certain arrangements that served to offset portions of the Portfolio's transfer agent expense. After reflecting these arrangements, total operating expenses for the Portfolio were 1.14% for the fiscal year ended December 31, 1997.

     (3) With respect to distributions and sub-paragraphs (A) through (D) of this sub-item:

     See response to Item 13(a)(1), which is incorporated herein by reference.

     (4) With respect to cumulated or reinvested distributions or income and sub-paragraphs (A) through (D) of this sub-item:

     See response to Item 13(a)(1), which is incorporated herein by reference.

     (5) With respect to redeemed or liquidated assets of the trust's securities and sub-paragraphs (A) through (D) of this sub-item:

     See response to Item 13(a)(1), which is incorporated herein by reference.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     Not applicable.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

     See response to Item 13(a)(1), which is incorporated herein by reference.

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

     See response to Item 13(a) regarding "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates," which is incorporated herein by reference.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     None.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

     Not applicable.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

     Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

     14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     POLICY APPLICATION, ISSUANCE AND INITIAL PREMIUM. To purchase a Policy, you must first submit an application to our Principal Office. We may then follow certain underwriting procedures designed to determine the insurability of the proposed insured. We offer the Policy on a regular (medical) underwriting basis and may require medical examinations and further information before the proposed application is approved. Proposed insureds must be acceptable risks based on our underwriting limits and standards. A Policy cannot be issued until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application that does not meet our underwriting requirements or to "rate" an insured as a substandard risk, which will result in increased Monthly Cost of Insurance charges.

     You must specify certain information in the application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any. The Specified Face Amount generally may not be decreased below $100,000 -- the "Minimum Specified Face Amount."

     While your application is being reviewed, we will make available to you temporary life insurance coverage if you have signed a Policy Application, applied for temporary coverage and made an advance premium payment. The temporary coverage begins on the date the application for it is signed, has a maximum amount and is subject to other conditions.

     Pending approval of your application, any initial premium will be held in our general account. Upon approval of the application, we will issue to you a Policy on the life of the insured. A specified initial premium is due and payable as of the date of issue for the Policy. The Effective Date of Coverage for your Policy will be the later of:

     --   the Issue Date;
     --   the date we approve the application for the Policy;
     -- or the date a premium is paid equal to or in excess of the specified initial premium.

     If an application is not approved, we will promptly return all premium payments to you.

     FREE LOOK PERIOD. If you are not satisfied with your Policy, it may be returned by delivering or mailing it to our Principal Office or to the representative from whom the Policy was purchased within 20 days from the date of receipt (unless a longer period is required under applicable state insurance law) or within 45 days after the application is signed, whichever period ends later (the "Free Look Period").

     A Policy returned under this provision will be deemed void. You will receive a refund equal to the sum of all premium payments made, if required by applicable state insurance law; otherwise, your refund will equal the sum of:

     -- the differences between any premium payments made, including fees and charges, and the amounts allocated to the Variable Account;
     -- the value of the amounts allocated to the Variable Account on the date the cancellation request is received by us at our Principal Office;
     -- any fees or charges imposed on amounts allocated to the Variable Account; and
     --   amounts allocated to the Fixed Account Value.

     Unless you are entitled under applicable law to receive a full refund of premiums paid, you bear all of the investment risks with respect to the amount of any net premiums allocated to the Variable Account during the Free Look Period.

     During the Free Look Period, we will allocate the net premium payments to the Sub-Account of the Variable Account that invests in the Sun Capital Money Market Fund. Upon expiration of the Free-Look Period, the Account Value in that Sub-Account will be transferred to the Sub-Accounts of the Variable Account and to the Fixed Account in accordance with your allocation instructions.

     15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     PREMIUM PAYMENTS. All premium payments must be made payable to "Sun Life Assurance Company of Canada (U.S.)" and mailed to our Principal Office. An initial premium will be due and payable as of your Policy's Issue Date. Additional premium payments may be paid to us subject to the limitations described below.

     PREMIUM PAYMENTS -- PREMIUM. We reserve the right to limit the number of premium payments we accept on an annual basis. No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep your Policy in force. We reserve the right not to accept a premium payment that causes the death benefit to increase by an amount that exceeds the premium received. Evidence of insurability satisfactory to us may be required before we accept any such premium.

     We will not accept premium payments that would, in our opinion, cause your Policy to fail to qualify as life insurance under applicable federal tax law. If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to you.

     PREMIUM PAYMENTS -- NET PREMIUMS. The net premium is the amount you pay as the premium less any Expense Charges Applied to Premium.

     PREMIUM PAYMENTS -- ALLOCATION OF NET PREMIUM. Except as otherwise described herein, net premium will be allocated in accordance with your allocation percentages. You must allocate at least five percent of Net Premium to any Sub- Account you choose. Percentages must be in whole numbers. We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Sub-Accounts.

     Premiums received prior to the end of the Free Look Period will be credited to the Sun Capital Money Market Fund Sub-Account. Your initial allocation percentages will take effect at the end of the Free Look Period.

     You may change your allocation percentages at any time by telephone or pursuant to written request to our Principal Office. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone. An allocation change will be effective as of the date we receive the request for that change.

     PREMIUM PAYMENTS -- PLANNED PERIODIC PREMIUMS. While you are not required to make additional premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the planned periodic premium at each billing period as specified in your Policy, unless reminder notices have been suspended as described below. You are not required, however, to pay the planned periodic premium; you may increase or decrease the planned periodic premium subject to our limits, and you may skip a planned payment or make unscheduled payments. You may change your planned payment schedule or the billing period, subject to our approval. Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep your Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of your Policy. We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the Grace Period). We will notify you prior to suspending reminder notices.

     INVESTMENT PROGRAMS -- DOLLAR COST AVERAGING. You may select, at no extra charge, a dollar cost averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us. Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Sub-Accounts chosen by you, up to a maximum of four. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program.

     The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations. Since the same dollar amount is transferred to other available investment options at set intervals, dollar cost averaging allows you to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, a lower average cost per Unit may be achieved over the long-term. A dollar cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

     INVESTMENT PROGRAMS -- ASSET ALLOCATION. One or more asset allocation investment programs may be made available in connection with your Policy, at no extra charge. An asset allocation program provides for the allocation of your Account Value among the available investment options. These programs will be fully described in a separate brochure. You may elect to enter into an asset allocation investment program under the terms and conditions described in the brochure.

     TRANSFERS PRIVILEGES. Subject to our rules as they may exist from time to time and to any limits that may be imposed by the Funds, you may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account or to the Fixed Account Value. We will make transfers pursuant to an authorized written or telephone request to us. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. For transactions initiated by telephone, you will be required to identify yourself by name and a personal identification number.

     Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Fixed Account Value or the Sub-Account's value from which the transfer will be made. If you request a transfer based on a specified percentage of the Fixed Account Value or the Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account Value or the Sub-Account's value at the time the request is received. We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Sub-Accounts.

     Transfer privileges are subject to our consent. We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; and (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.

     We reserve the right to restrict amounts transferred to the Variable Account from the Fixed Account Value to 20% of that portion of the Account Value attributable to the Fixed Account Value as of the end of the previous Policy Year.

     We reserve the right to restrict amounts transferred to the Fixed Account Value from the Variable Account to 20% of that portion of the Account Value attributable to the Variable Account as of the end of the previous Policy Year. We further reserve the right to restrict amounts transferred to the Fixed Account Value from the Variable Account in the event the portion of the Account Value attributable to the Fixed Account Value would exceed 30% of the Account Value.

     See also responses to Item 14 and Item 18(a), which are incorporated herein by reference.

     16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     See responses to Items 14 and 15, which are incorporated herein by reference.

     17. (a)   Describe the procedure with respect to withdrawal or redemption by security holders.

     PARTIAL SURRENDER. You may make a partial surrender of your Policy once each Policy Year after the first Policy Year by written request to us. The amount of any partial surrender must be at least $200 and may not exceed your Policy's Cash Surrender Value. The Specified Face Amount will be reduced to the extent necessary so that (1) does not exceed (2) where:

     (1) is the death benefit less the Account Value immediately after the partial surrender; and

     (2) is the death benefit less the Account Value immediately before the partial surrender.

     The Specified Face Amount remaining in force after a partial surrender must be at least $100,000.

     You may allocate a partial surrender among the Sub-Accounts of the Variable Account and the Fixed Account Value. If you do not specify the allocation, then the partial surrender will be allocated among the Sub- Accounts in the proportion the amounts in the Sub-Account and the Fixed Account Value in excess of any policy loan bear to the Account Value in excess of any policy loan.

     See also responses to Item 10(e) regarding "Deferral of Payment,"
Item 13(a)(1) regarding "Surrenders and Surrender Charges," Item 14 regarding the "Free Look Period," and Item 21(a) regarding "Policy Loans," which are incorporated herein by reference.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

     The depositor is required to comply with surrender requests as described in Items 10(c) and 17(a) above.

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

     Policies surrendered will be cancelled upon payment of the cash surrender value.

     18. (a)   Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     THE VARIABLE ACCOUNT. We established "Sun Life of Canada (U.S.) Variable Account I" in accordance with Delaware law on December 1, 1998. The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.

     We own the assets of the Variable Account. The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

     We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account. Those assets may not be charged with our liabilities from our other business. Our obligations under those policies are, however, our general corporate obligations.

     The Variable Account is registered with the Securities Exchange Commission (the "SEC") under the Investment Company Act of 1940 as a unit investment trust. Registration under the Investment Company Act does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

     The Variable Account is divided into 28 Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new or delete existing Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be used to purchase shares of the corresponding mutual fund. The Sub-Accounts will at all times be fully invested in mutual fund shares.

     OUR GENERAL ACCOUNT. Our general account consists of all of our assets other than those in our variable separate accounts. Subject to applicable law, we have sole discretion over the investment of our general account assets.

     Interests in our general account offered through the fixed account investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

     You may allocate net premiums to the fixed account investment option and may transfer any portion of your investments in the Sub-Accounts to the fixed account. You may also transfer a portion of your investment in the fixed account to any of the variable Sub-Accounts. Transfers may be subject to certain restrictions.

     An investment in the Fixed Account Value does not entitle you to share in the investment experience of our general account. Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3 percent, without regard to the actual investment experience of our general account. We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

     ACCOUNT VALUE. Your Account Value is the sum of the amounts in each Sub-Account of the Variable Account with respect to your Policy, plus the amount of the Fixed Account Value. The Account Value varies depending upon the premiums paid, Expense Charges Applied to Premium, Monthly Expense Charges, Monthly Cost of Insurance charges, partial surrenders, fees, policy loans and the net investment factor (described below) for the Sub-Accounts to which your Account Value is allocated.

     ACCOUNT VALUE -- VARIABLE ACCOUNT VALUE. We measure the amounts in the Sub-Accounts in terms of Units and Unit Values. On any given date, the amount you have in a Sub-Account is equal to the Unit Value multiplied by the number of Units credited to you in that Sub-Account. Amounts allocated to a Sub-Account will be used to purchase Units of that Sub-Account. Units are redeemed when you make partial surrenders, undertake policy loans or transfer amounts from a Sub-Account, and for the payment of Monthly Expense Charges, and Monthly Cost of Insurance charges and other fees. The number of Units of each Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Sub-Account. The Unit Value for each Sub-Account is established at $10.00 for the first Valuation Date of the Sub-Account. The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor (determined as provided below). The Unit Value of a Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date.

     Transactions are processed on the date we receive a premium at our Principal Office or any acceptable written or telephonic request is received at our Principal Office. If your premium or request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next Valuation Date.

     The Account Value attributable to each Sub-Account of the Variable Account on the Investment Start Date equals:

     -- that portion of net premium received and allocated to the Sub-Account, less
     -- that portion of the Monthly Expense Charges due on the policy effective date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Sub-Account, less that portion of the Monthly Cost of Insurance deductions due from the policy effective date through the Investment Start Date charged to the Sub-Account.

     The Account Value attributable to each Sub-Account of the Variable Account on subsequent Valuation Dates is equal to:

     -- the Account Value attributable to the Sub-Account on the preceding Valuation Date multiplied by that Sub-Account's net investment factor, plus
     -- that portion of net premium received and allocated to the Sub-Account during the current Valuation Period, plus
     -- any amounts transferred by you to the Sub-Account from another Sub-Account or from the Fixed Account Value during the current Valuation Period, less
     -- any amounts transferred by you from the Sub-Account to another Sub-Account or to the Fixed Account Value during the current Valuation Period, less
     -- that portion of any partial surrenders deducted from the Sub-Account during the current Valuation Period, less
     -- that portion of any policy loan transferred from the Sub-Account to the Fixed Account Value during the current Valuation Period, less
     -- that portion of any surrender charges associated with a decrease in the Specified Face Amount charged to the Sub-Account during the current Valuation Period, less
     -- if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Expense Charge for the Policy Month just beginning charged to the Sub-Account, less
     -- if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Cost of Insurance for the Policy Month just ending charged to the Sub-Account.

     ACCOUNT VALUE -- NET INVESTMENT FACTOR. The NET INVESTMENT FACTOR for each Sub-Account for any Valuation Period is determined by deducting the Mortality and Expense Risk Charge for each day in the Valuation Period from the quotient of (1) and (2) where:

     (1) is the net result of:

     -- the net asset value of a Fund share held in the Sub-Account determined as of the end of the Valuation Period, PLUS
     -- the per share amount of any dividend or other distribution declared on Fund shares held in the Sub-Account if the "ex-dividend" date occurs during the Valuation Period, PLUS OR MINUS
     -- a per share credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account; and

     (2) is the net asset value of a Fund share held in the Sub-Account determined as of the end of the preceding Valuation Period.

     The Mortality and Expense Risk Charge for the Valuation Period is the Daily Risk Charge times the number of days in the Valuation Period.

     The net investment factor may be greater or less than one.

     ACCOUNT VALUE -- FIXED ACCOUNT VALUE. The Fixed Account Value on the Investment Start Date equals:

     -- that portion of net premium received and allocated to the Fixed Account Value accrued at interest, LESS
     -- that portion of the Monthly Expense Charges due on the policy effective date and subsequent Monthly Anniversary Days through the Investment Start Date charged to the Fixed Account Value accrued at interest, LESS
     -- that portion of the Monthly Cost of Insurance deductions due from the policy effective date through the Investment Start Date charged to the Fixed Account Value accrued at interest.

     The Fixed Account Value on subsequent Valuation Dates is equal to:

     -- the Fixed Account Value on the preceding Valuation Date accrued at interest, plus
     -- that portion of net premium received and allocated to the Fixed Account Value during the current Valuation Period accrued at interest, plus
     -- any amounts transferred by you to the Fixed Account Value from the Variable Account Value during the current Valuation Period accrued at interest, less
     -- any amounts transferred by you from the Fixed Account Value to the Variable Account Value during the current Valuation Period accrued at interest, less
     -- that portion of any partial surrenders deducted from the Fixed Account Value during the current Valuation Period accrued at interest, less
     -- any policy loan transferred from the Variable Account to the Fixed Account Value during the current Valuation Period accrued at interest, less

     -- that portion of any surrender charges associated with a decrease in the Specified Face Amount charged to the Fixed Account Value during the current Valuation Period, less
     -- if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Expense Charge for the Policy Month just beginning charged to the Fixed Account Value accrued at interest, less
     -- if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Cost of Insurance for the Policy Month just ending charged to the Fixed Account Value accrued at interest.

     The minimum guaranteed interest rate applicable to the Fixed Account Value is 3% annually. Interest in excess of the guaranteed rate may be applied in the calculation of the Fixed Account Value at such increased rates and in such manner as we may determine, based on our expectations of future interest, mortality experience, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

     Pursuant to state insurance law requirements, the depositor maintains reserves to cover its obligations under the Policies. The assets in the Variable Account attributable to Policies constitute a part of these reserves. Although these reserves support the Policies, policyowners have no ownership interest therein and any excess reserves will be for the benefit of the depositor and not for policyowners. The general account of the depositor, which includes the proceeds of the cost of insurance charge described in Item 13(a), which is incorporated herein by reference, is available to satisfy the depositor's obligations under the Policies.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

     Not applicable.

     19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders and the substance of the provisions of any indenture or agreement pertaining thereto.

     The depositor will maintain appropriate records and accounts for policyowners and the Variable Account.

     REPORT TO OWNER. We will send you a report at least once each Policy Year. The report will show current policy values, premiums paid, and deductions made since the last report. It will also show the balance of any outstanding policy loans and accrued interest on such loans. There is no charge for this report.

     20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

     Not applicable.

     (b)  The extension or termination of such indenture or agreement.

     Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

     Not applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

     Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

     Not applicable.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     Not applicable.

     21. (a)   State the substance of the provisions of any indenture or
agreement with respect to loans to security holders.

     POLICY LOANS. You may request a policy loan of up to 90% of your Policy's Account Value, decreased by the amount of any Policy Debt on the date the policy loan is made. You may allocate the policy loan among the Sub-Accounts and the Fixed Account Value. If you do not specify the allocation, then the policy loan shall be allocated among the Sub-Accounts in the proportion the amounts in the Sub-Account and the Fixed Account Value in excess of any policy loans bear to the Account Value in excess of any policy loans.

     Interest on the policy loan will accrue daily at 4% annually during Policy Years 1 through 10 and 3.25% annually thereafter. This interest will be due and payable to us in arrears on each policy anniversary. Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and in the same manner as the prior policy loan.

     All funds we receive from you will be credited to your Policy as premium unless we have received written notice, in form satisfactory to us, that the funds are for loan repayment. In the event you have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not. Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any policy loan at any time before Maturity.

     A policy loan, whether or not repaid, will affect the Policy Proceeds payable upon the insured's death and the Account Value because the investment results of the Sub-Accounts or the Fixed Account Value will apply only to the non-loaned portion of the Account Value. The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts or the Fixed Account Value while the loan is outstanding, the effect could be favorable or unfavorable.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

     (1) The name of each person who makes such agreements or arrangements with security holders.
     (2)  The rate of interest payment on such loans.
     (3)  The period for which loans may be made.
     (4)  Costs or charges for default in repayment at maturity.
     (5)  Other material provisions of the agreement or arrangement.

     See responses to Items 18(a) and 21(a) and 51(c) regarding the "Death Benefit," which are incorporated herein by reference.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not applicable.

     22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     Not applicable.

     23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     The directors, officers and employees of the depositor and the principal underwriter are bonded in the amount of $25,000,000 under a commercial blanket bond and in the amount of $100,000,0000 under a liability policy. The depositor is self-insured as to potential corporate errors and omissions liability, but carries errors and omissions coverage with respect to the exposure to person liability of certain professionals, such as lawyers, accountants, and actuaries.


     24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     None.

                                         III

                        ORGANIZATION, PERSONNEL AND AFFILIATED

                                 PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     The depositor is a stock life insurance corporation organized under the laws of the State of Delaware on January 12, 1970.

     26. (a)   Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

     Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

     (1)  The nature of such fee or participation.
     (2)  The name of the person making payment.
     (3) The nature of the services rendered in consideration for such fee or participation.
     (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     None with respect to the trust.

     27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

     The depositor is a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We are authorized to do business in forty-eight states, the District of Columbia and Puerto Rico, and anticipate that we will eventually be authorized to do business in all states except New York. We issue individual and group life insurance policies and annuity contracts.

     We are an indirect, wholly-owned subsidiary of Sun Life Assurance Company of Canada, a Canadian mutual life insurance company located at 150 King Street West, Toronto, Ontario, Canada.

     The depositor offers variable annuity policies and has offered variable life insurance policies through its other separate accounts registered as unit investment trusts or management investment companies under the Investment Company Act of 1940, including Sun Life of Canada (U.S.) Variable Account C, Sun Life of Canada (U.S.) Variable Account D, Sun Life of Canada (U.S.) Variable Account F, Sun Life of Canada (U.S.) Variable Account G, Sun Life of Canada (U.S.) Variable Account I, Capital Appreciation Variable Account, Government Securities Variable Account, High Yield Variable Account, Managed Sectors Variable Account, Money Market Variable Account, Total Return Variable Account, and World Governments Variable Account. The depositor may also offer variable annuity and variable life contracts policies through separate accounts that are not registered under the Investment Company Act of 1940, in reliance on exemptions from such registrations.

     The depositor also participated in the organization of Sun Growth Fund, Inc. and Sun Growth Variable Annuity Fund, Inc., two open-end diversified management investment companies. Shares of Sun Growth Fund, Inc. were the sole investment of Sun Life of Canada (U.S.) Variable Accounts A and B until April 22, 1982, at which time shares of Sun Growth Variable Annuity Fund, Inc. were substituted as the underlying investment of those separate accounts and as the security to be purchased by the accounts in the future.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

     28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

     See response to Item 27, which is incorporated herein by reference.

     OUR DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, those directors and officers who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions. The asterisks below denote the year that the indicated director was elected to our board of directors.

JOHN D. MCNEIL, 64, Director (1982*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

     He is Chairman and a Director of Sun Life Assurance Company of Canada; a Director of Massachusetts Financial Services Company and Sun Life Insurance and Annuity Company of New York; a Trustee of MFS/Sun Life Series Trust; Chairman and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account,

Total Return Variable Account and Managed Sectors Variable Account; and a Director of Shell (Canada) Limited, Canadian Pacific, Ltd. and Canadian Pacific Securities (Ontario) Limited.

DONALD A. STEWART, 52, Chairman and Director (1996*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

     He is President, Chief Executive Officer and a Director of Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life Insurance and Annuity Company of New York; and a Director of Massachusetts Financial Services Company, Massachusetts Casualty Insurance Company, Sun Life Financial Services Limited, Spectrum United Holdings, Inc. and Sun Life of Canada UK Holdings, plc.

DAVID D. HORN, 57, Director (1985*)
Strong Road
New Vineyard, ME 04956

     He was formerly Senior Vice President and General Manager for the United States of Sun Life Assurance Company of Canada, retiring in December, 1997. He is a Director of Sun Life Insurance and Annuity Company of New York; a Trustee of MFS/Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

ANGUS A. MACNAUGHTON, 67, Director (1985*)
Metro Tower, Suite 1170
950 Tower Lane
Foster City, California 94404

     He is President of Genstar Investment Corporation and a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Canadian Pacific, Ltd., Varian Associates, Inc., Diversified Collection Services, Inc., the San Francisco Opera, Genstar Investment LLC and Genstar Capital Corporation; and Vice Chairman and a Director of Barrick Gold Corporation.

JOHN S. LANE, 63, Director (1991*)
150 King Street West
Toronto, Ontario, Canada M5H 1J9

     He is Senior Vice President, Investments of Sun Life Assurance Company of Canada; and a Director of Sun Life Insurance and Annuity Company of New York.

RICHARD B. BAILEY, 72, Director (1983*)
63 Atlantic Ave
Boston, Massachusetts 02116

     He is a Director of Sun Life Insurance and Annuity Company of New York and a Director/Trustee of certain Funds in the MFS Family of Funds.

M. COLYER CRUM, 66, Director (1986*)
104 Westcliff Street
Weston, Massachusetts 02193

     He is Professor Emeritus of the Harvard Business School; Chairman and a Director of Phaeton International N.V.; a Director of Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Cambridge Bancorp, Cambridge Trust Company, Merrill Lynch Ready Assets Trust, Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Global Growth Fund, Inc., Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch Special Value Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch U.S.A. Government Reserves, MuniVest Florida Fund, MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniYield Michigan Insured Fund, Inc., and MuniYield New Jersey Insured Fund, Inc.; and a Trustee of Merrill Lynch Global Resources Trust, Merrill Lynch Ready Assets Trust, MuniYield Florida Insured Fund, and MuniYield Pennsylvania Fund. Prior to July, 1996, he was a Professor at the Harvard Business School.

S. CAESAR RABOY, 62, Senior Vice President and Deputy General Manager and Director (1996*)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181

     He is Senior Vice President and Deputy General Manager for the United States of Sun Life Assurance Company of Canada; Senior Vice President and a Director of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Life Financial Services Limited; and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc.

JAMES M.A. ANDERSON, 49, Vice President, Investments (1998)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181

     He is Vice President, Investments, of Sun Life Assurance Company of Canada and Sun Life Insurance and Annuity Company of New York; President and a Director of Sun Capital Advisers, Inc.; President and C.E.O. of Sun Capital Advisers Trust; Vice President and a Director of Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Canada Financial Co.; Vice President, Investments, and a Director of Sun Life of Canada (U.S.) Distributors, Inc; and a Director of Massachusetts Casualty Insurance Company, New London Trust, F.S.B., Sun Benefit Services Company, Inc., Sun Life Information Services Ireland Limited, and Clarendon Insurance Agency, Inc.

C. JAMES PRIEUR, 47, President and Director (1998*)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181

     He is Senior Vice President and General Manager for the United States of Sun Life Assurance Company of Canada; President and a Director of Sun Life Insurance and Annuity Company of New York; Chairman and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Sun Capital Advisers, Inc.; Chairman, Sun Capital Advisers Trust, President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada-- U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Sun Canada Financial Co., Sun Life of Canada (U.S.) SPE 97-1, Inc., and Sun Benefit Services Company; and a Director of Clarendon Insurance Agency, Inc., Massachusetts Casualty Insurance Company, Sun Life Financial Services, Ltd and Sun Life Information Services Ireland Limited.

L. BROCK THOMSON, 57, Vice President and Treasurer (1974)
One Sun Life Executive Park

Wellesley Hills, Massachusetts 02181

     He is Vice President, Portfolio Management for the United States of Sun Life Assurance Company of Canada; Vice President and Treasurer of Sun Life of Canada (U.S.) Distributors, Inc., Sun Benefit Services Company, Inc., Sun Life Insurance and Annuity Company of New York, and Clarendon Insurance Agency, Inc.; and Assistant Treasurer of Massachusetts Casualty Insurance Company.

ROBERT P. VROLYK, 45, Vice President and Actuary (1986)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02181

     He is Vice President, Finance of Sun Life Assurance Company of Canada; Vice President, Controller and Actuary of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Canada Financial Co., Sun Life of Canada (U.S.) Distributors, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc.; Vice President, Treasurer and a Director of Sun Capital Advisers, Inc.; Treasurer and Chief Financial Officer, Sun Capital Advisers Trust; Treasurer and a Director of Sun Life of Canada (U.S.) SPE 97-1, Inc.; and a Director of Clarendon Insurance Agency, Inc., Sun Benefit Services Company, Inc., and Sun Life Information Services Ireland, Limited.

PETER F. DEMUTH, 40, Vice President, Chief Counsel and Assistant Secretary
     (1998)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

     He is Vice President and Chief Counsel for the United States of Sun Life Assurance Company of Canada; and Assistant Secretary of Sun Life Insurance and Annuity Company of New York and Sun Capital Advisers Trust.

ELLEN B. KING, 41, Secretary (1998)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

     She is Assistant Counsel of Sun Life Assurance Company of Canada and Secretary of Sun Life Insurance and Annuity Company of New York.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

     See the response to Item 28(a), which is incorporated herein by reference.

COMPANIES OWNING SECURITIES OF DEPOSITOR

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls of holds with power to vote 5% or more of the outstanding voting securities of the depositor.

     All outstanding voting securities of the depositor are owned by Sun Life Assurance Company of Canada.

CONTROLLING PERSONS

     30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF
     DEPOSITOR

     31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:
     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;
     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not applicable.

COMPENSATION OF DIRECTORS

     32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors
     (b)  indirectly or through subsidiaries to directors

     Not applicable.

COMPENSATION TO EMPLOYEES

     33. (a)   Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons who remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

     Not applicable.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

     Not applicable.

COMPENSATION TO OTHER PERSONS

     34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable.

                                          IV

                      DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

     35. Furnish the names of the states in which sales of the trust's securities (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

     (a)  Sale of the Policies has not commenced in any state.

     (b) It is presently proposed that Policies will be sold in all states except New York and Vermont.

     (c)  Not applicable.

     36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not applicable.

     37. (a)   Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. which denial was subsequently rescinded.

     (1)  Name of officer, agency or body.
     (2)  Date of denial.
     (3)  Brief statement of reason given for denial.

     Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

     (1)  Name of officer, agency or body.
     (2)  Date of revocation.
     (3)  Brief statement of reason given for revocation.

     Not applicable.

     38. (a)   Furnish a general description of the method of distribution of securities of the trust.

     DISTRIBUTION OF POLICY. The Policy will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with us and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of Sun Life of Canada (U.S.) and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by us and variable life insurance contracts issued by the Company.

     Gross first year commissions plus any expense allowance payments paid by the Company on the sale of the Policy provided by Clarendon may vary with the sales agreement with broker-dealers depending on the particular circumstances, but is not expected to exceed 90% of the target premium, which will vary based on the insured's age, sex and rating class, plus 3% of any excess premium payments. Gross renewal commissions in Policy Years 2 through 10 paid by us will not exceed 3% of actual premium payment, and will not exceed 1% in Policy Years 11 and thereafter. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. In Policy Year 3 and thereafter, 0.10% of the Account Value per annum will be paid to broker-dealers.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     None.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     See Exhibit A(3)(c).

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39. (a)   State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

     Clarendon Insurance Agency, Inc. is a corporation organized on March 4, 1968 under the laws of the Commonwealth of Massachusetts.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

     No Policies are currently being distributed. Clarendon Insurance Agency, Inc. is a member of the National Association of Securities Dealers, Inc.

     40. (a)   Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     Not applicable

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

     (1)  The nature of such fee or participation.
     (2)  The name of the person making payment.
     (3) The nature of the services rendered in consideration for such fee or participation.
     (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     None with respect to the trust.

     41. (a)   Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of an the circumstances surrounding such cessation.

     Clarendon Insurance Agency, Inc. ("Clarendon") acts as the general distributor of the Policies. Clarendon is a wholly-owned subsidiary of the depositor and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other variable annuity and variable life insurance contracts offered by the depositor through its other separate accounts registered as unit investment trusts or management investment companies under the Investment Company Act of 1940, including Sun Life of Canada (U.S.) Variable Account C, Sun Life of Canada (U.S.) Variable Account D, Sun Life of Canada (U.S.) Variable Account F, Sun Life of Canada (U.S.) Variable Account G, Sun Life of Canada (U.S.) Variable Account I, Capital Appreciation Variable Account, Government Securities Variable Account, High Yield Variable Account, Managed Sectors Variable Account, Money Market Variable Account, Total Return Variable Account, and World Governments Variable Account. Clarendon may also act as the placement agent with respect to variable annuity and variable life contracts offered through separate accounts that are not registered under the Investment Company Act, in reliance on exemptions from such registrations.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not applicable.

     42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

     Not applicable.

     43. Furnish, for the last fiscal covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     Not applicable.

     44. (a)   Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares of interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

     (1) The source of quotations used to determine the value of portfolio securities.

     Fund shares are valued at net asset value, as supplied to the depositor by the Funds or their agents.

     (2)  Whether opening, closing, bid, asked or any other price is used.

     Not applicable.

     (3)  Whether price is as of the day of sale or as of any other time.

     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes.

     (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

     (6)  Whether adjustments are made for fractions.

     (i)  before adding distributor's compensation (load); and

     (ii) after adding distributor's compensation (load).

     As to (3) through (6), see response to Item 18, which is incorporated herein by reference.

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

     Not applicable.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     The premiums paid for each Policy depend on factors such as sex, attained age and risk class of the insured and the amount of insurance coverage purchased.

     See response to Item 13(a)(1) regarding "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates," which is incorporated herein by reference.

     45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  by whose action redemption rights were suspended.
     (b) the number of days' notice given to security holders prior to suspension of redemption rights.
     (c)  reason for suspension.
     (d)  period during which suspension was in effect.

     Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

     46. (a)   Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (1) The source of quotation used to determine the value of portfolio securities.

     See response to Item 44(a)(1), which is incorporated herein by reference.

     (2)  Whether opening, closing, bid, asked or any other price is used.

     Not applicable.

     (3)  Whether price is as of the day of sale or as of any other time.

     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

     (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

     (6)  Whether adjustments are made for fractions.

     As to (3) through (6), see response to Item 18, which is incorporated herein by reference.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

     See the responses to Items 13 and 18, which are incorporated herein by reference.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY
     HOLDERS

     47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     None. There is no procedure for the purchase of underlying securities or interests therein from policyowners who exercise cash surrender rights.

                                          V

                          INFORMATION CONCERNING THE TRUSTEE

                                     OR CUSTODIAN

     48. Furnish the following information as to each trustee or custodian of the trust.

     (a)  Name and principal business address

     The depositor acts as custodian of the assets of the Variable Account.

     (b)  Form of organization

     Corporation.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     Delaware.

     (d)  Name of governmental supervising or examining authority.

     The governmental supervising or examining authorities of the custodian are the Insurance Departments of the various jurisdictions in which the depositor is licensed to transact business, with the Insurance Department of Delaware, its domiciliary state, having primary authority.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not applicable. The depositor receives no fees for acting as custodian.

     50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Under Delaware law, the income, gains and losses, realized or unrealized, from assets allocated to a variable account shall be credited to or charged against the account, without regard to other income, gains or losses of the depositor. The policies providing benefits which vary in accordance with the investment performance of the Variable Account specifically provide that the portion of the assets of the Variable Account equal to the reserves and other policy liabilities with respect to such account shall not be chargeable with liabilities arising out of any other business which the depositor may conduct.

                                          VI

                         INFORMATION CONCERNING INSURANCE OF

                                HOLDERS OF SECURITIES

     51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

     See response to Item 2, which is incorporated herein by reference.

     (b)  The types of policies and whether individual or group policies.

     The Policies are flexible premium combination fixed and variable universal life insurance policies which are issued on an individual basis.

     (c)  The types of risks insured and excluded.

     DEATH BENEFIT. If your policy is in force at the time of the insured's death, we will pay the beneficiary an amount based on the death benefit option you select once we have received due proof of the insured's death. The amount payable will be:

     --   the amount of the selected death benefit option, plus
     -- any amounts payable under any supplemental benefits added to your policy, less
     --   the value of any Policy Debt on the date of the insured's death, less
     --   any accrued and unpaid policy charges.

     We will pay this amount to the beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement. We will pay interest on the amount of Policy Proceeds, if payable in one lump sum, from the date of the insured's death to the date of payment.

     The policy has three death benefit options.

     DEATH BENEFIT -- OPTION A. Under this option, the death benefit is:

     -- the Policy's Specified Face Amount on the date of the insured's death; or, if greater,
     -- the Policy's Account Value on the date of death multiplied by the applicable percentage shown in the table set forth in Appendix C contained in Registration Statement on Form S-6, File No. 333-68601, the Variable Account filed with the Securities and Exchange Commission on December 9, 1998.

     DEATH BENEFIT -- OPTION B. Under this option, the death benefit is:

     -- the sum of the Specified Face Amount and Account Value of the Policy on the date of the insured's death; or, if greater,
     -- the Policy's Account Value on the date of death multiplied by the applicable percentage shown in the table set forth in Appendix C contained in Registration Statement on Form S-6, File No. 333-68601, the Variable Account filed with the Securities and Exchange Commission on December 9, 1998.

     DEATH BENEFIT -- OPTION C. Under this option, the death benefit is:

     -- the sum of the Specified Face Amount and premiums paid under the Policy; or, if greater,
     -- the Policy's Account Value on the date of death multiplied by the applicable percentage shown in the table set forth in Appendix C contained in Registration Statement on Form S-6, File No. 333-68601, the Variable Account filed with the Securities and Exchange Commission on December 9, 1998.

     CHANGES IN SPECIFIED FACE AMOUNT. You may increase or decrease the Specified Face Amount of your Policy after the first Policy Year within certain limits.

     CHANGES IN SPECIFIED FACE AMOUNT -- MINIMUM CHANGES. Each increase in the Specified Face Amount must be at least $20,000. We reserve the right to change the minimum amount by which you may change the Specified Face Amount.

     CHANGES IN SPECIFIED FACE AMOUNT -- INCREASES. To request an increase, you must provide satisfactory evidence of the insured's insurability. Once requested, an increase will become effective at the beginning of the next Policy Month following our approval of your request. We reserve the right to deny any request for an increase if the insured's Attained Age is greater than 80 at the time the request is made.

     CHANGES IN SPECIFIED FACE AMOUNT -- DECREASES. A decrease will become effective at the beginning of the next Policy Month following our approval of your request. The Specified Face Amount after the decrease must be at least $100,000. Surrender charges will apply to decreases in the Specified Face Amount during the surrender charge period.

     For purposes of determining surrender charges and later cost of insurance charges, we will apply a decrease in Specified Face Amount in the following order:

     --   first, to the most recent increase;
     -- second, to the next most recent increases, in reverse chronological order; and
     --   finally, to the initial Specified Face Amount.

     ENTIRE CONTRACT. Your entire contract with us consists solely of the Policy, including the attached copy of your Policy Application and any attached copies of supplemental applications for increases in the Specified Face Amount.

     ALTERATION. Sales representatives do not have any authority to either alter or modify your Policy or to waive any of its provisions. The only persons with this authority are our president, actuary, secretary, or one of our vice presidents.

     MISSTATEMENT OF AGE OR SEX (NON-UNISEX POLICY). If the age or (in the case of a non-unisex Policy) sex of the insured is stated incorrectly in your Policy Application, the amounts payable by us will be adjusted as follows:

     Misstatement discovered at death -- The death benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or (for a non-unisex Policy) sex.

     Misstatement discovered prior to death -- Your Account Value will be recalculated from the policy effective date using the Monthly Cost of Insurance Rates based on the correct age or (for a non-unisex Policy) sex.

     SUICIDE. If the insured, whether sane or insane, commits suicide within two years after your Policy's Issue Date, we will not pay any part of the Policy Proceeds. We will refund to you the premiums paid, less the amount of any Policy Debt and any partial surrenders.

     If the insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the Specified Face Amount, then our liability as to that increase will be the cost of insurance for that increase.

     INCONTESTABILITY. All statements made in the application or in a supplemental application are representations and not warranties. We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, or change in death benefit option of the Policy. No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application. In the absence of fraud, after the Policy has been in force during the lifetime of the insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums. However, any increase in the face amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the insured for two years from the Effective Date of Coverage of such increase. Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the insured for two years from the date of the increase.

     See also responses to Item 10(g)(1) regarding "Modification," Item 14 regarding "Policy Application, Issuance and Initial Premium," and Item 10(e), which are incorporated herein by reference.

     (d)  The coverage of the policies.

     See response to Item 51(c), which is incorporated herein by reference.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

     RIGHTS OF BENEFICIARY. The beneficiary has no rights in the Policy until the death of the insured. If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

     (f)  The terms and manner of cancellation and of reinstatement.

     See response to Item 10(e), which is incorporated herein by reference.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

     See responses to Item 14 regarding "Policy Application, Issuance and Initial Premium," and Item 15 regarding "Premium Payments" and "Investment Programs," which are incorporated herein by reference.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

     Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

     No person other than the depositor receives any amounts deducted for the cost of insurance, administration and other expenses, state premium and federal taxes, and mortality and expense risks.

     The depositor may reinsure all or a portion of the risk and would pay a reinsurance premium for such reinsurance.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance

     Not applicable.

                                         VII

                               POLICY OF THE REGISTRANT

     52. (a)   Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designed in the indenture or agreement, describe briefly the method of selection of such person.

     See response to Item 10(g)(1) regarding "Addition, Deletion or Substitution of Investments," which is incorporated herein by reference.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

     (1)  Title of security.
     (2)  Date of elimination.
     (3)  Reasons for elimination.
     (4)  The use of the proceeds from the sale of the eliminated security.
     (5)  Title of security substituted, if any.
     (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.
     (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

     Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

     (1)  the grounds for elimination and substitution;
     (2) the type of securities which may be substituted for any underlying security;
     (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;
     (4) whether such substituted securities may be the securities of another investment company; and
     (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

     See responses to Items 10(g), which is incorporated herein by reference.

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

REGULATED INVESTMENT COMPANY

     53. (a)   State the taxable status of the trust.

     The depositor is taxed as a life insurance company under the Internal Revenue Code of 1986. Because the Variable Account is not a separate entity from the depositor and its operations form a part of those of the depositor, it will not be taxed separately as a "regulated investment company" under Sub-Chapter M of the Code.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue

Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

     Not applicable. See response to Item 53(a), which is incorporated herein by reference.

                                         VIII

                        FINANCIAL AND STATISTICAL INFORMATION

     54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

     Not applicable.

     55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not applicable.

     56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

     57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

     58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not applicable.

     59. Financial statements shall be filed in accordance with the instructions given below:

     Financial Statements of the Trust:

     None.

     Financial statements of the depositor:

     The financial statements of the depositor will be contained in an amendment to the Registration Statement on Form S-6, File No. 333-68601, of Sun Life of Canada (U.S.) Variable Account I filed with the Securities

Exchange Commission on December 9, 1998, and are incorporated herein by reference.

                                          IX

                                       EXHIBITS

A.   (1)  (a)  Resolutions of the Board of Directors of Sun Life Assurance
               Company of Canada (U.S.), dated October 29, 1998, authorizing the establishment of one or more separate accounts.*
          (b) Record of Action, dated December 1, 1998, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account I.*

     (2)  Not applicable.

     (3)  (a)  Principal Underwriting Agreement**
          (b)  Form of Selling Agreements**
          (c)  Schedule of Sales Commissions**

     (4)  Not applicable.

     (5) (a) Form of Flexible Premium Combination Fixed and Variable Life Insurance Policy**
          (b)  Form of Accelerated Death Benefit Rider**
          (c)  Form of Accidental Death Benefit Rider**
          (d)  Form of Waiver of Stipulated Premium Rider**
          (e)  Form of Waiver of Cost of Insurance Rider**

     (6)  (a)  Certificate of Incorporation of the depositor.***
          (b)  Bylaws of the depositor.***

     (7)  Not applicable.

     (8)  Form of Participation Agreements.**

     (9)  Not applicable.

     (10) Form of Application for Flexible Premium Combination Fixed and Variable Life Insurance Policy**

B.   (1)  Not applicable.

     (2)  Not applicable.

C.   Not applicable.

------------

* Incorporated by reference to the Registration Statement on Form S-6, File No. 333-68601, of Sun Life of Canada (U.S.) Variable Account I filed with the Securities and Exchange Commission on December 9, 1998.

**   To be filed by amendment to the Registration Statement on Form S-6, File
No. 333-68601, of Sun Life of Canada (U.S.) Variable Account I filed with the Securities and Exchange Commission on December 9, 1998.

*** Incorporated by reference to the Registration Statement on Form N-4, File No. 333-37907, of Sun Life of Canada (U.S.) Variable Account F filed with the Securities and Exchange Commission on October 14, 1997.

                                      SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the Town of Wellesley and Commonwealth of Massachusetts on the 19 day of January, 1999.

                                        Sun Life of Canada (U.S.) Variable
                                        Account I
                                        (Name of registrant)

                                        By:  Sun Life Assurance Company of
                                             Canada (U.S.)
                                             (Name of depositor)


                                        By:  /s/ Ellen B. King
                                             ------------------------------
                                             Ellen B. King

Attest:  /s/ Cheryl L. Lamie
         --------------------------
         Cheryl L. Lamie,
         Assistant Secretary


                                          60